FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒       Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

31 March 2008

May 2008

Income Statement

for the period ended 31 March 2008

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.03.2008	31.03.2007	31.03.2008	31.03.2007

Interest & similar income		1.655.775	1.333.130	990.139	823.927
Interest expense & similar charges		(801.180)	(624.908)	(511.086)	(394.436)
Net interest income		854.595	708.222	479.053	429.491

Fee and commission income		203.811	199.211	69.686	81.889
Fee and commission expense		(15.875)	(18.428)	(4.952)	(16.820)
Net fee and commission income		187.936	180.783	64.734	65.069

Earned premia net of reinsurance		155.331	183.180	—	—
Net claims incurred		(127.165)	(156.584)	—	—
Earned premia net of claims and commissions		28.166	26.596	—	—

Dividend income		2.500	2.743	37.443	4.776
Net trading income and results from investment securities		23.868	60.186	30.176	46.687
Net other operating income		19.610	53.612	13.078	1.067
Total operating income		1.116.675	1.032.142	624.484	547.090

Personnel expenses		(320.984)	(308.963)	(194.196)	(196.590)
General, administrative & other operating expenses		(171.858)	(150.401)	(65.028)	(61.087)
Depreciation, amortisation & impairment charges of fixed assets		(36.888)	(32.427)	(17.528)	(14.901)
Amortisation of intangible assets recognised on business combinations		(7.173)	(6.179)	—	—
Finance charge on put options of minority interests		(4.116)	(3.624)	(4.116)	(3.624)
Impairment losses on loans & advances		(87.988)	(82.003)	(63.055)	(60.639)
Share of profit of associates		105	5.046	—	—
Profit before tax		487.773	453.591	280.561	210.249

Tax expense		(82.735)	(66.528)	(54.831)	(19.311)
Profit for the period		405.038	387.063	225.730	190.938

Attributable to:
Minority interests		3.973	6.553	—	—
NBG equity shareholders		401.065	380.510	225.730	190.938

Earnings per share- Basic	4	€0,76	€0,73	€0,46	€0,39
Earnings per share- Diluted	4	€0,76	€0,72	€0,45	€0,39

Athens, 27 May 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 17 form an integral part of these financial statements

Balance Sheet

as at 31 March 2008

		Group		Bank
€ 000’s	Note	31.03.2008	31.12.2007	31.03.2008	31.12.2007
ASSETS
Cash and balances with central banks		4.917.685	6.109.648	2.947.776	4.135.632
Treasury bills and other eligible bills		340.869	228.001	210.008	67.142
Due from banks (net)		3.865.105	3.689.849	5.006.099	4.318.696
Financial assets at fair value through P&L		12.597.264	12.139.287	11.492.397	10.981.488
Derivative financial instruments		546.724	394.904	455.065	331.206
Loans and advances to customers (net)	5	55.567.798	54.693.204	40.917.821	39.568.570
Investment securities		4.293.148	4.626.548	2.178.752	2.537.345
Investment property		152.372	153.628	—	160
Investments in subsidiaries		—	—	6.440.054	6.434.777
Investments in associates		73.472	73.586	21.492	21.492
Goodwill, software & other intangible assets		2.497.833	2.933.103	81.744	80.200
Property & equipment		1.925.410	1.936.815	955.243	955.572
Deferred tax assets		290.295	288.330	161.492	156.486
Insurance related assets and receivables		787.972	789.932	—	—
Current income tax advance		88.830	115.986	88.830	115.986
Other assets		2.432.808	2.097.474	1.763.540	1.354.198
Non current assets held for sale		116.022	115.279	—	—
Total assets		90.493.607	90.385.574	72.720.313	71.058.950

LIABILITIES
Due to banks		11.020.243	10.373.844	9.116.059	8.935.585
Derivative financial instruments		921.633	1.071.806	659.377	580.062
Due to customers	6	60.524.156	60.530.411	50.238.350	49.259.670
Debt securities in issue		2.184.574	2.289.735	—	—
Other borrowed funds		1.669.263	1.723.046	3.442.466	3.482.135
Insurance related reserves and liabilities		2.204.216	2.167.621	—	—
Deferred tax liabilities		271.714	247.473	170.254	133.731
Retirement benefit obligations		225.813	239.382	109.911	110.540
Current income tax liabilities		43.279	37.029	—	—
Other liabilities		3.341.902	3.156.757	2.237.823	2.021.306
Liabilities held for sale		8.136	6.535	—	—
Total liabilities		82.414.929	81.843.639	65.974.240	64.523.029

SHAREHOLDERS’ EQUITY
Share capital	8	2.385.992	2.385.992	2.385.992	2.385.992
Share premium account		2.292.753	2.292.753	2.292.753	2.292.753
Less: treasury shares	8	(24.690)	(21.601)	(21.601)	(21.601)
Reserves and retained earnings		1.412.724	1.813.276	2.088.929	1.878.777
Equity attributable to NBG shareholders		6.066.779	6.470.420	6.746.073	6.535.921

Minority Interest		496.837	507.889	—	—
Preferred securities		1.515.062	1.563.626	—	—
Total equity		8.078.678	8.541.935	6.746.073	6.535.921

Total equity and liabilities		90.493.607	90.385.574	72.720.313	71.058.950

Athens, 27 May 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 8 to 17 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 31 March 2008

	Attributable to equity holders of the parent company					Minority
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Interest & Preferred securities	Total
At 1 January 2007	2.376.436	2.263.725	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Movement in the available for sale securities reserve, net of tax	—	—	—	33.333	33.333	(1.886)	31.447
Currency translation differences	—	—	—	39.519	39.519	(7.794)	31.725
Cash flow hedges	—	—	—	(3.316)	(3.316)	—	(3.316)
Profit/(loss) recognised directly in equity	—	—	—	69.536	69.536	(9.680)	59.856
Net profit/(loss) for the period	—	—	—	380.510	380.510	6.553	387.063
Total	—	—	—	450.046	450.046	(3.127)	446.919
Dividends to preferred securities	—	—	—	(22.228)	(22.228)	—	(22.228)
Share based payments	—	—	—	4.280	4.280	—	4.280
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(1.271.938)	(1.271.938)	(471.775)	(1.743.713)
Purchases/ disposals of treasury shares & preferred securities	—	—	(12.808)	1.728	(11.080)	—	(11.080)
Balance at 31 March 2007	2.376.436	2.263.725	(39.634)	1.145.778	5.746.305	1.760.777	7.507.082
Movements from 1.04.2007 to 31.12.2007	9.556	29.028	18.033	667.498	724.115	310.738	1.034.853
Balance at 31 December 2007/ At 1 January 2008	2.385.992	2.292.753	(21.601)	1.813.276	6.470.420	2.071.515	8.541.935
Movement in the available for sale securities reserve, net of tax	—	—	—	(81.802)	(81.802)	(91)	(81.893)
Currency translation differences	—	—	—	(695.495)	(695.495)	(61.112)	(756.607)
Profit/(loss) recognised directly in equity	—	—	—	(777.297)	(777.297)	(61.203)	(838.500)
Net profit/(loss) for the period	—	—	—	401.065	401.065	3.973	405.038
Total	—	—	—	(376.232)	(376.232)	(57.230)	(433.462)
Dividends to preferred securities	—	—	—	(22.584)	(22.584)	—	(22.584)
Share based payments	—	—	—	5.599	5.599	—	5.599
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(2.241)	(2.241)	(2.386)	(4.627)
Purchases/ disposals of treasury shares & preferred securities	—	—	(3.089)	(5.094)	(8.183)	—	(8.183)
Balance at 31 March 2008	2.385.992	2.292.753	(24.690)	1.412.724	6.066.779	2.011.899	8.078.678

The notes on pages 8 to 17 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 31 March 2008

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2007	2.376.436	2.263.725	(4.490)	1.482.877	6.118.548
Movement in the available for sale securities reserve, net of tax	—	—	—	19.187	19.187
Currency translation differences	—	—	—	228	228
Profit/(loss) recognised directly in equity	—	—	—	19.415	19.415
Net profit/(loss) for the period	—	—	—	190.938	190.938
Total	—	—	—	210.353	210.353
Share based payments	—	—		4.280	4.280
Purchases/ disposals of treasury shares	—	—	(15.625)	—	(15.625)
Balance at 31 March 2007	2.376.436	2.263.725	(20.115)	1.697.510	6.317.556
Movements from 01.04.2007 to 31.12.2007	9.556	29.028	(1.486)	181.267	218.365
Balance at 31 December 2007/ At 1 January 2008	2.385.992	2.292.753	(21.601)	1.878.777	6.535.921
Movement in the available for sale securities reserve, net of tax	—	—	—	(20.712)	(20.712)
Currency translation differences	—	—	—	(465)	(465)
Profit/(loss) recognised directly in equity	—	—	—	(21.177)	(21.177)
Net profit/(loss) for the period	—	—	—	225.730	225.730
Total	—	—	—	204.553	204.553
Share based payments	—	—	—	5.599	5.599
Balance at 31 March 2008	2.385.992	2.292.753	(21.601)	2.088.929	6.746.073

The notes on pages 8 to 17 form an integral part of these financial statements

Cash Flow Statement

for the period ended 31 March 2008

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Cash flows from operating activities
Profit for the period		405.038	387.063	225.730	190.938
Non-cash items included in profit and other adjustments		153.560	126.092	85.294	76.049
Net (increase) / decrease in operating assets		(804.167)	(689.129)	(1.553.749)	139.181
Net increase / (decrease) in operating liabilities		235.097	270.782	270.461	87.077
Net cash flow from/(used in) operating activities		(10.472)	94.808	(972.264)	493.245

Cash flows from investing activities
Net cash from / (used in) investing activities		(250.351)	(1.998.997)	262.819	(1.875.565)

Cash flows from financing activities
Net cash from / (used in) financing activities		(186.750)	47.085	58.751	(30.784)

Effect of foreign exchange rate changes on cash and cash equivalents		(219.404)	22.568	(39.187)	8.575
Net increase/(decrease) in cash and cash equivalents		(666.977)	(1.834.536)	(689.881)	(1.404.529)

Cash and cash equivalents at beginning of period		6.164.920	4.943.481	5.456.449	3.612.606
Cash and cash equivalents at end of period		5.497.943	3.108.945	4.766.568	2.208.077

The notes on pages 8 to 17 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:	General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Exchange (“Athex”) since 1880. The Bank has further listings in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, Athens Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 167 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and since 2006 in Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) -Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for
Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman, Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Ship-owners
Constantinos D. Pilarinos	Economist
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur, Chairman, KEME of Hellenic Chamber of Commerce
Ploutarchos K. Sakellaris	Professor, University of Athens & Chairman, Council of Economic Advisors
George I. Mergos	Professor, University of Athens & Governor of IKA (Social Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

These financial statements have been approved for issue by the Bank’s Board of Directors on 27 May 2008.

Notes to the Financial Statements

Group and Bank

NOTE 2:	Summary of significant accounting policies

2.1          Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the three month period ended 31 March 2008 (the “interim financial statements”) have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

2.2          Principal accounting policies

The interim financial statements include selected explanatory notes and they do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2007. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

2.3          Estimates

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2007.

NOTE 3:	Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros). The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

Following the acquisition of Finansbank, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

3-month period ended 31 March 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Net interest income	417.452	84.231	228	10.454	118.187	222.702	1.341	854.595
Net fee and commission income	43.500	13.982	35.749	120	24.619	68.800	1.166	187.936
Other	7.990	(21.306)	89.838	17.408	16.520	(9.475)	(26.831)	74.144
Total operating income	468.942	76.907	125.815	27.982	159.326	282.027	(24.324)	1.116.675
Direct costs	(147.918)	(8.547)	(20.281)	(41.610)	(71.251)	(136.937)	(27.707)	(454.251)
Allocated costs and provisions	(120.583)	(19.055)	(4.455)	(80)	(13.925)	(14.128)	(2.530)	(174.756)
Share of profit of associates	—	—	(178)	157	126	—	—	105
Profit before tax	200.441	49.305	100.901	(13.551)	74.276	130.962	(54.561)	487.773
Tax expense								(82.735)
Profit for the period								405.038
Minority interest								(3.973)
Profit attributable to NBG shareholders								401.065

Other Segment items
Depreciation, amortisation & impairment charges	4.457	221	797	2.175	7.532	9.308	19.571	44.061
Provision for loans impairment & advances	52.945	9.502	—	—	11.029	14.128	384	87.988

Breakdown by business segment

3-month period ended 31 March 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Net interest income	395.774	58.546	29.642	8.827	65.187	175.420	(25.174)	708.222
Net fee and commission income	49.650	16.920	34.101	981	24.293	55.728	(890)	180.783
Other	10.557	(16.622)	49.561	38.462	8.129	48.997	4.053	143.137
Total operating income	455.981	58.844	113.304	48.270	97.609	280.145	(22.011)	1.032.142
Direct costs	(147.514)	(12.201)	(13.675)	(39.503)	(59.131)	(106.204)	(43.960)	(422.188)
Allocated costs and provisions	(105.612)	(18.160)	(4.211)	(98)	(13.856)	(9.286)	(10.186)	(161.409)
Share of profit of associates	—	—	(78)	91	33	—	5.000	5.046
Profit before tax	202.855	28.483	95.340	8.760	24.655	164.655	(71.157)	453.591
Tax expense								(66.528)
Profit for the period								387.063
Minority interest								(6.553)
Profit attributable to NBG shareholders								380.510

Other Segment items
Depreciation, amortisation & impairment charges	4.837	126	458	2.677	6.524	6.362	17.622	38.606
Provision for loans impairment & advances	43.089	9.844	—	—	12.017	9.286	7.767	82.003

Notes to the Financial Statements

Group and Bank

NOTE 4:	Earnings per share

	Group		Bank
	31.03.2008	31.03.2007	31.03.2008	31.03.2007

Net profit attributable to equity holders of the parent	401.065	380.510	225.730	190.938
Less: dividends paid to preferred securities	(22.584)	(22.228)	—	—
Net profit attributable to NBG ordinary shareholders	378.481	358.282	225.730	190.938
Weighted average number of ordinary shares outstanding	495.716.028	493.309.216	495.763.799	493.994.020
Weighted average number of ordinary shares outstanding for basic EPS	495.716.028	493.309.216	495.763.799	493.994.020
Potential dilutive ordinary shares under stock options	1.875.375	1.042.574	1.875.375	1.042.574
Weighted average number of ordinary shares for dilutive EPS	497.591.403	494.351.790	497.639.174	495.036.594

Earnings per share - Basic	€0,76	€0,73	€0,46	€0,39
Earnings per share - Diluted	€0,76	€0,72	€0,45	€0,39

The potential dilutive ordinary shares result from the Bank’s stock option plans. The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.875.375 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

The weighted average number of ordinary shares outstanding for both basic and diluted EPS has been adjusted to incorporate the shares issued as described in Note 8 from the beginning of the earliest period presented.

NOTE 5:	Loans & advances to customers (net)

	Group		Bank
	31.03.2008	31.12.2007	31.03.2008	31.12.2007

Mortgages	19.717.349	19.290.148	17.022.341	16.500.230
Consumer loans	6.791.214	6.422.789	4.351.768	4.072.811
Credit cards	3.185.252	3.250.743	1.622.543	1.563.028
Small business lending	4.663.018	3.797.699	3.592.116	3.586.232
Retail lending	34.356.833	32.761.379	26.588.768	25.722.301
Corporate lending	22.786.378	23.490.317	15.277.196	14.744.472
Total	57.143.211	56.251.696	41.865.964	40.466.773
Less: Allowance for impairment on loans & advances to customers	(1.575.413)	(1.558.492)	(948.143)	(898.203)
Total	55.567.798	54.693.204	40.917.821	39.568.570

NOTE 6:	Due to customers

	Group		Bank
	31.03.2008	31.12.2007	31.03.2008	31.12.2007
Deposits:
Individuals	47.191.060	46.534.844	40.436.413	39.370.563
Corporates	9.998.989	11.190.529	6.672.971	7.201.764
Government and agencies	2.419.920	2.150.001	2.303.364	2.047.732
Total deposits	59.609.969	59.875.374	49.412.748	48.620.059
Securities sold to customers under agreements to repurchase	59.177	72.856	96.775	131.789
Other	855.010	582.181	728.827	507.822
Total	60.524.156	60.530.411	50.238.350	49.259.670

Notes to the Financial Statements

Group and Bank

NOTE 7:	Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Taxes may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	31.03.2008	31.12.2007	31.03.2008	31.12.2007

Commitments to extend credits	19.387.998	19.230.956	16.260.584	14.884.889
Standby letters of credit and financial guarantees written	6.482.586	6.550.513	3.930.117	3.779.326
Commercial letters of credit	797.946	857.967	107.593	130.219
Total	26.668.530	26.639.436	20.298.294	18.794.434

d. Assets pledged

Assets pledged as collaterals	2.760.131	3.443.360	2.550.264	2.755.558

e. Operating lease commitments

No later than 1 year	58.329	61.119	20.680	20.449
Later than 1 year and no later than 5 years	204.479	209.233	64.903	63.185
Later than 5 years	138.112	161.248	67.609	62.172
Total	400.920	431.600	153.192	145.806

Notes to the Financial Statements

Group and Bank

NOTE 8:	Share capital and treasury shares

Share Capital

The total number of ordinary shares as at 31 March 2008 and 31 December 2007 was 477.198.461 with a nominal value of €5 per share.

Following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, the Bank issued 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment instead of additional €1 dividend for the year 2007 at a ratio of four new shares for every one hundred shares owned. After the share capital increase the share capital amounts to €2.481.331 and divided to 496.266.299 shares.

Treasury shares

At 31 March 2008, the Bank and certain subsidiaries held 598.043 NBG shares as part of their investment activity representing 0,13% of the issued share capital (31 December 2007: 0,11% of the issued share capital).

Furthermore, the Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

	Group		Bank
	No of shares	€ ’000s	No of shares	€ ’000s
At 1 January 2007	882.560	26.826	135.000	4.490
Acquisition of subsidiary	5.110	202	—	—
Purchases	694.495	26.433	413.110	15.625
Sales	(367.933)	(13.827)	—	—
At 31 March 2007	1.214.232	39.634	548.110	20.115
Movement from 01.04.2007 to 31.12.2007	(711.732)	(18.033)	447.689	1.486
At 31 December 2007	502.500	21.601	502.500	21.601

Purchases	1.112.598	33.663	—	—
Sales	(1.017.055)	(30.574)	—	—
At 31 March 2008	598.043	24.690	502.500	21.601

NOTE 9:	Dividend per share

The Bank’s annual ordinary general meeting of its shareholders held on 17 April 2008 approved the distribution of a €1,4 dividend per share for the financial year 2007. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athex session of 15 May 2008. As of 16 May 2008, the Bank’s shares are traded ex-2007 dividend.

The amount of €0,40 was paid in cash while for the remaining €1, the shareholders received new shares without payment at a ratio of four new shares for every one hundred shares owned.

Notes to the Financial Statements

Group and Bank

NOTE 10:	Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 March 2008 and 31 December 2007 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those individuals, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.

As at 31 March 2008, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €22 million, €196 million, €1 million and €18 million respectively (31 December 2007: €43 million, €326 million, €2 million and €33 million respectively), whereas the corresponding figures at the Bank level amounted to €11 million, €140 million, €NIL and €NIL respectively (31 December 2007: €13 million, €138 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €5,2 million (31 March 2007: €4,9 million) for the Group and to €1,8 million (31 March 2007: €1,2 million) for the Bank. Compensation includes salaries, bonuses and other short-term benefits, post employment and other long-term benefits as well as termination benefits.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below. At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	31.03.2008	31.12.2007	31.03.2008	31.12.2007

Assets
Loans and advances to customers	27.809	44.768	4.397.514	4.049.838

Liabilities
Due to customers	17.957	22.950	4.760.617	4.966.156

Letters of guarantee, contingent liabilities and other off balance sheet accounts	46.515	49.804	172.196	154.537

	3 month period ended		3 month period ended
	31.03.2008	31.03.2007	31.03.2008	31.03.2007
Income Statement
Interest and commission income	938	683	57.406	29.404
Interest and commission expense	426	1.767	87.224	67.963

NOTE 11:	Acquisitions & other capital transactions

On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first. The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) and NBG Finance (Sterling).

Notes to the Financial Statements

Group and Bank

NOTE 12:	Group Companies

		Group %		Bank %
		31.03.2008	31.12.2007	31.03.2008	31.12.2007

National P&K Securities S.A.	Greece	100,00%	100,00%	59,32%	59,32%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	100,00%	100,00%	93,33%	93,33%
National Mutual Fund Management S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	100,00%	100,00%	100,00%	100,00%
ASTIR Palace Vouliagmenis S.A.	Greece	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	95,00%	95,00%	—	—
P&K S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	99,65%	99,57%	91,75%	91,67%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	61,59%	61,55%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	99,55%	99,48%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	99,55%	99,48%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	81,02%	80,97%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	99,03%	98,58%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	99,65%	99,57%	—	—
Finans Malta Holdings Ltd (*)	Malta	99,65%	99,57%	—	—
Finansbank Malta Ltd (*)	Malta	99,65%	99,57%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	98,99%	98,88%	98,99%	98,88%
Eurial Leasing S.A.	Romania	70,00%	70,00%	70,00%	70,00%
S.C. Garanta Asigurari S.A.	Romania	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	100,00%	100,00%	100,00%	100,00%
National Bank of Greece a.d. Beograd	Serbia	—	100,00%	—	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus)Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	99,50%	99,50%	91,45%	91,45%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	United Kingdom	100,00%	100,00%	—	—
NBG Finance Plc	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	United Kingdom	100,00%	—	100,00%	—
NBG Finance (Sterling) Plc	United Kingdom	100,00%	—	100,00%	—
NBG Funding Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

Notes to the Financial Statements

Group and Bank

NOTE 13:	Events after the balance sheet date

On 17 April 2008, the Annual General Meeting of the Bank’s shareholders approved the distribution of dividend of €1,4 per share with 16 May, 2008 being the ex-dividend date. On 15 May 2008, the General Meeting of the Bank’s shareholders approved the distribution of the above dividend partly in the form of €0,40 cash dividend, paid on 26 May 2008 and partly in the form of shares (“stock dividend”), by issuing four new shares for every one hundred shares held as of 15 May 2008. Following this resolution, the Bank issued 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment. Following this share capital increase, the share capital amounts to €2.481.331 divided to 496.266.299 shares. On 16 May 2008, the Board of Directors of the Athex approved for trading the new common shares of the Bank derived from the above mentioned stock dividend with effective date 23 May 2008.

On 15 May 2008, the General Meeting of the Bank’s shareholders authorized the Board of Directors to increase the share capital of the Bank through the issue of common shares with a preemptive right in favor of old shareholders (pursuant to Article 13 of the Companies Act), within a period of three years from the date of this General Meeting resolution and up to the amount that corresponds to 50% of the Bank’s paid up share capital.

On 15 May 2008, the General Meeting of the Bank’s shareholders approved the Bank’s share capital increase for up to €1,5 billion through the issue of redeemable preference shares (pursuant to Article 17b of the Companies Act) with abolition of existing shareholders’ preemptive right.

On 21 April 2008, the Bank acquired 7.340.000 shares in the Greek Postal Savings Bank (PSB) via the Athex at a price of €13,25 per share. The shares acquired correspond to a 5,16% shareholding in PSB. Together with the 816.000 PSB shares (0,57% of PSB share capital) already owned by NBG, NBG’s total shareholding in PSB has increased to 5,73%.

On 17 April 2008, the Bank’s Annual General Meeting of the Shareholders approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

On 20 May 2008, the Bank announced a general salary increase on base salary for its personnel with retrospective effect from 1 January, 2008. The increase is granted in two installments: 3% for higher level employees and 3,5% for lower level employees as of 1 January 2008 and 2,5% and 3% as of 1 September 2008 respectively. Should there be any collective salary arrangements deviating from the above, the Bank is committed to adopt the best case scenario for its personnel.

Following legislation passed in April 2008, the Bank’s main pension plan will be incorporated into the main pension branch of the state-sponsored social security fund IKA – ETAM as of 1 August 2008. Pursuant to this legislation, which must be enacted by Ministerial Decree in order to come into force, the Bank will contribute €25,5 million into IKA – ETAM per year for 15 years starting from December 2009. The Bank has contested these payments as unfair compared to those imposed to other banks and has reserved all legal rights. The April 2008 legislation also prescribes that employer contributions made by the Bank to the existing funds to be merged into IKA – ETAM, will be reduced every three years in equal increments, starting in 2013 from 26,5%, until they reach 13,33% for employees who joined any social security plan prior to 1 January 1993. Employee contributions, for employees insured by any social security fund before 1 January 1993, will be reduced to 6,67% in the same period, from 11%.

The main post retirement and health plan of Ethniki Hellenic General Insurance Co (“EH”) will also be incorporated into the main pension branch of the state-sponsored social security fund IKA – ETAM as of 1 August 2008. Employer contributions made by EH to the existing funds to be merged into IKA – ETAM, will be reduced every three years in equal increments until they are reduced to 13,33% from 20% for employees who joined any social security plan prior to 1 January 1993.

NOTE 14:	Foreign exchange rates

		Fixing	Average
FROM	TO	31.03.2008	1.1 - 31.03.2008

ALL	EUR	0,00808	0,00826
BGN	EUR	0,51130	0,51194
EGP	EUR	0,11877	0,12267
GBP	EUR	1,25660	1,32175
MKD	EUR	0,01632	0,01637
RON	EUR	0,26833	0,27228
TRY	EUR	0,48368	0,55671
USD	EUR	0,63243	0,66830
RSD	EUR	0,01215	0,01220
ZAR	EUR	0,07805	0,08929

Notes to the Financial Statements

Group and Bank

NOTE 15:	Reclassifications and restatements

Certain amounts in prior periods have been reclassified to conform to the current presentation

Income Statement

	Group			Bank
	3 month period ended 31.03.2007			3 month period ended 31.03.2007
€ 000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Interest expense and similar charges	(624.908)	(628.532)	3.624	(394.436)	(398.060)	3.624
Net interest income	708.222	704.598	3.624	429.491	425.867	3.624
Finance charge on put options of minority interests	(3.624)	—	(3.624)	(3.624)	—	(3.624)

Balance Sheet

	Bank
	31.12.2007
€ 000’s	As restated	As previously reported	Reclassified

Due to banks	8.935.585	9.033.985	(98.400)
Other borrowed funds	3.482.135	3.383.735	98.400
Total liabilities	64.523.029	64.523.029	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 30th May, 2008

Chairman - Chief Executive Officer